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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2021

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Eve and SkyWest Announce Partnership to Develop Regional Operator Network with an order for 100 eVTOL aircraft

Melbourne, Florida, December 21, 2021 – Eve Air Mobility (Eve), an Embraer company, and SkyWest, Inc. (NASDAQ: SKYW) (SkyWest), announced today a Memorandum of Understanding and non-binding Letter of Intent for SkyWest to purchase 100 of Eve’s electric vertical takeoff and landing aircraft (eVTOL). The partnership will focus on developing a network of deployment throughout the United States.

SkyWest and Eve have also committed to develop a portfolio of services-based capabilities to optimize eVTOL performance in key early adopter cities that will be prioritized for initial Urban Air Mobility operations. To support this effort, SkyWest and Eve plan to dedicate a team to focus on vehicle design, vertiport specifications, and the certification roadmap for eVTOL operations.

SkyWest has been an Embraer partner since 1986, bringing together the world’s largest regional airline operator and the world’s leading regional aircraft manufacturer. SkyWest, which operates Embraer’s commercial aircraft for major airline operators, chose Eve as its Urban Air Mobility partner due to its long record for certifying trusted aircraft for over 52 years. In addition to SkyWest’s LOI for 100 aircraft, both companies have agreed to form a working group to jointly evaluate the utilization of Eve’s next generation air traffic management and fleet operating solutions as the Urban Air Mobility industry prepares to scale over the next decade.

“We are pleased to partner with Eve to launch this revolutionary product as we further our commitment to sustainability,” said Chip Childs, SkyWest President and CEO. “We believe Eve’s 100% electric eVTOL aircraft will provide the benefits of zero carbon emissions, enhanced urban quality of life, and increased connectivity. Together through this partnership, Eve, Embraer, and SkyWest will help propel sustainable aviation forward.”

“Eve’s partnership with SkyWest gives the very best to every passenger that will be served by this alliance. The combined experience and operational knowledge of SkyWest and Eve, through its partnership with Embraer, will deliver a robust and mature operation to SkyWest’s vast presence. We are very excited to offer SkyWest an excellent experience that will serve to increase accessibility for all,” said Andre Stein, -co-CEO of Eve.

Follow Eve and Embraer on Twitter: @EveAirMobility and @Embraer

Forward Looking Statements Disclosure

This press release contains “forward-looking statements.” Forward-looking statements are based on current expectations or forecasts of future events. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue,” or other similar words. These statements are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, reflect current views with respect to future events and therefore are subject to significant risks and uncertainties, both known and unknown. Without limiting the generality of the foregoing, such forward-looking statements include statements regarding SkyWest’s proposed purchase of eVTOL aircraft from Eve, the capabilities, development, certification, marketing, and future operations of Eve’s eVTOL aircraft, including zero carbon emissions, enhanced urban quality of life, increased connectivity and the future of sustainable aviation, SkyWest’s and Eve’s intent to dedicate a team to work towards optimizing eVTOL performance in certain markets, the ability to deploy the eVTOL aircraft throughout the United States, and the anticipated benefits of and increased accessibility as a result of the collaboration between SkyWest and Eve. Actual results may vary materially from those anticipated in forward-looking statements.

Each of SkyWest and Eve disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statement to reflect any change in expectations or any change in events, conditions or circumstances on which the forward-looking statement is based that occur after the date hereof. You should not place undue reliance on these forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. These forward-looking statements are based on the information currently available and speak only as of the date hereof. Specific factors that could cause actual results to differ materially from these forward-looking statements include: the ability of the parties to negotiate and enter into a definitive agreement and realize anticipated synergies, the ability of Eve to obtain the required certifications to manufacture and sell its eVTOL aircraft, the existing global COVID-19 pandemic and the outbreak of any other disease or similar public health threat that affects travel demand or travel behavior; the challenges of competing successfully in a highly competitive and rapidly changing industry; developments associated with fluctuations in the economy and the demand for air travel, including related to the duration and impact of the COVID-19 pandemic, and related decreases in customer demand and spending; the financial stability of SkyWest’s major partners and any potential impact of their financial condition on the operations of SkyWest; fluctuations in flight schedules, which are determined by the major partners for whom SkyWest conducts flight operations; variations in market and economic conditions; and other unanticipated factors. Risk factors, cautionary statements and other conditions which could cause actual results to differ materially from the parties’ current expectations are contained in SkyWest’s and Embraer’s filings with the Securities and Exchange Commission. Additionally, the risks, uncertainties and other factors set forth above or otherwise referred to in the reports that SkyWest and Embraer file with the Securities and Exchange Commission may be further amplified by the global impact of the COVID-19 pandemic.

About SkyWest, Inc.

SkyWest, Inc. is the holding company for SkyWest Airlines and SkyWest Leasing, an aircraft leasing company. SkyWest Airlines has a fleet of over 450 aircraft connecting passengers to 230 destinations throughout North America. SkyWest Airlines operates through partnerships with United Airlines, Delta Air Lines, American Airlines and Alaska Airlines carrying more than 21 million passengers in 2020 and 43 million passengers in 2019.

About Eve Air Mobility

Eve is a new, independent company dedicated to accelerating the global Urban Air Mobility (UAM) ecosystem. Benefitting from a startup mindset, backed by Embraer’s more than 50-year history of aerospace expertise, its singular focus takes a comprehensive approach to the UAM industry by providing a holistic ecosystem. Its advanced electric vertical aircraft (EVA) coupled with its comprehensive global services and support network, and a unique air traffic management solution make it a serious contender in this space. Eve is the first company to graduate from EmbraerX. For more information, visit www.eveairmobility.com.

Follow Eve on Twitter:

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

Important Information and Where to Find it

In connection with the proposed business combination among Zanite Acquisition Corp. (“Zanite”), Embraer, Eve and Embraer Aircraft Holding, Inc. (“EAH”), Zanite intends to file with the Securities and Exchange Commission (“SEC”) a preliminary proxy statement relating to the proposed business combination. Zanite will mail a definitive proxy statement and other relevant documents to its stockholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Zanite’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with Zanite’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed business combination and other matters, as these materials will contain important information about Zanite, Eve and the proposed business combination. When available, the definitive proxy statement and other relevant materials for the proposed business combination will be mailed to stockholders of Zanite as of a record date to be established for voting on the proposed business combination. Stockholders of Zanite will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Zanite Acquisition Corp. at 25101 Chagrin Boulevard Suite 350, Cleveland, Ohio 44122, Attention: Steven H. Rosen, or by calling (216) 292-0200.

No Offer or Solicitation

This press release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an applicable exemption from the registration requirements thereof.

Participants in the Solicitation

Zanite and its directors and executive officers may be deemed participants in the solicitation of proxies from Zanite’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Zanite is contained in Zanite’s Registration Statement on Form S-1/A and by Zanite’s Current Report on Form 8-K filed on September 15, 2021, each of which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Zanite Acquisition Corp. at 25101 Chagrin Boulevard Suite 350, Cleveland, Ohio 44122, Attention: Steven H. Rosen, or by calling (216) 292-0200.

Eve, Embraer, EAH and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Zanite in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement for the proposed business combination when available.

Additional information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Zanite’s stockholders in connection with the proposed business combination, including a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in Zanite’s proxy statement for the proposed business combination when it is filed with the SEC. Stockholders, potential investors and other interested persons should read the proxy statement carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

For more information, please contact:

SkyWest Corporate Communications

435.634.3553

corporate.communications@skywest.com

Embraer: Valtécio Alencar, Embraer S.A.

M: +1 (321) 361-8336

valtecio.alencar@embraer.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations